SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 01/12

Copel’s captive Power market grows by 5.4% in 2011

     The following analysis refers to Copel’s power market performance consolidated until December 2011 compared to the same period of 2010.

Captive Market – Copel Distribuição

     The captive market consumed 22,454 GWh, growing by 5.4% between January and December of 2011.

     The industrial segment consumed 7,467 GWh, growing by 5.3% year to date. This result reflected the higher industrial production in the State of Paraná, especially in the automotive, oil refining and production of ethanol, machinery, equipment and electric material. At the end of December, this segment represented 33.3% of Copel’s captive market consumption, with the company supplying power to 80,771 captive industrial customers.

     The residential segment consumed 6,224 GWh, a growth of 5.0%, fueled by higher employment and income in the concession area, factors that spurred the 4.2% increase in the number of customers and the positive variation of 0.8% in residential average consumption. At the end of December 2011, this segment represented 27.7% of Copel’s captive market consumption, with the company supplying power to 3,089,619 residential customers.

     The commercial segment consumed 4,769 GWh, a growth of 6.8%, due to increasing income and expansion in credit, mainly housing credit that boosted furniture, home appliances and construction material segments. At the end of the period, this segment represented 21.2% of Copel’s captive market consumption, with the company supplying power to 319,667 captive commercial customers.

     The rural segment consumed 1,872 GWh, growing by 5.5%, due to the higher agricultural output in the State of Paraná and 2.2% increase in the customer base. This segment represented 8.3% of Copel’s captive market consumption at the end of the period, with the company supplying power to 374,819 rural customers.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 2,122 GWh, up 3.7% in the period, in line with the growth in the customers base, which totaled 52,058 customers at the end of the period. These segments represented 9.5% of Copel’s captive market consumption.

     The following table shows the captive market for each consumption segment:

	Number of customers			Energy sold (GWh)
	Dec/11	Dec/10%		2011	2010	%
Industrial	80,771	69,198	16.7	7,467	7.092	5.3
Residencial	3,089,619	2,964,805	4.2	6,224	5.925	5.0
Commercial	319,667	308,987	3.5	4,769	4.466	6.8
Rural	374,819	366,694	2.2	1,872	1.774	5.5
Other	52,058	49,715	4.7	2,122	2.047	3.7
Captive Market	3,916,934	3,759,399	4.2	22,454	21,304	5.4

Grid Market (TUSD) - Copel Distribuição

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 4.4%, as the following table:

	Number of customers/Agreements			Energy sold (GWh)
	Dec/11	Dec/10%		2011	2010	%
Captive Market	3,916,934	3,759,399	4.2	22,454	21,304	5.4
Concessionaries and licensees	4	4	-	601	568	5.7
Free Customers*	31	29	6.9	3,139	3,211	(2.2)
Grid Market	3,916,969	3,759,432	4.2	26,194	25,083	4.4

* All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements			Energy sold (GWh)
	Dec/11	Dec/10%		2011	2010	%
Copel DIS
Captive Market	3,916,934	3,759,399	4.2	22,454	21,304	5.4
Concessionaries and licensees	4	4	-	601	568	5.7
CCEE (MCP)	-	-	-	343	61	-
Total Copel DIS	3,916,938	3,759,403	4,2	23,398	21,933	6.7
Copel GeT
CCEAR (Copel DIS)	1	1	-	1,327	1,230	8.0
CCEAR (other concessionaries)	36	35	2.9	14,139	13,405	5.5
Free Customers	8	10	(20.0)	919	1,054	(12.9)
Bilateral agreements*	2	2	-	1,051	1,456	(27.8)
CCEE (MCP)	-	-	-	206	287	(28.1)
Total Copel GeT	47	48	(2.1)	17,642	17,432	1.2
Total Copel Consolidated	3,916,985	3,759,451	4.2	41,040	39,365	4.3

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
* Includes Short Term Sales Agreements

Curitiba, January 27, 2012.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 19, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.